UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
DANAOS CORP.
(Name of Issuer)
______________________________________________________________

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
______________________________________________________________

Y1968P105
(CUSIP Number)
______________________________________________________________
William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
(212) 506 3740
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
______________________________________________________________

October 9, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐
Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sphinx Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
857,142*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
857,142*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
857,142*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.
(1) Based on 22,967,054 Shares outstanding as of October 9, 2020, after giving effect to the Share Repurchase as described in Item 4 (based on the Shares outstanding disclosed in the Issuer’s Form 6-K furnished to the SEC on August 4, 2020).

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maryport Navigation Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
857,142*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
857,142*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
857,142*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.
(1) Based on 22,967,054 Shares outstanding as of October 9, 2020, after giving effect to the Share Repurchase as described in Item 4 (based on the Shares outstanding disclosed in the Issuer’s Form 6-K furnished to the SEC on August 4, 2020).

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Economou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
857,142*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
857,142*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
857,142*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.
(1) Based on 22,967,054 Shares outstanding as of October 9, 2020, after giving effect to the Share Repurchase as described in Item 4 (based on the Shares outstanding disclosed in the Issuer’s Form 6-K furnished to the SEC on August 4, 2020).

This Schedule 13D/A is being filed by Sphinx Investment Corp. (“Sphinx”), Maryport Navigation Corp. (“Maryport”) and George Economou (“Economou,” and collectively with Sphinx and Maryport, the “Reporting Persons”).  The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares.
Except as specifically amended and supplemented by this Amendment No. 5 (“Amendment No. 5”), and by Amendment No. 4 filed on November 26, 2019, Amendment No. 3 filed on February 27, 2019, Amendment No. 2 filed on December 22, 2016, and Amendment No. 1 filed on March 29, 2016, all other provisions of the Schedule 13D filed by the Reporting Persons on August 18, 2010 (the “Original Schedule 13D”) remain in full force and effect.  The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D”.  Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 5 is being filed to report changes to Item 4, Item 5 and Item 6 as a result of the Share Repurchase as described in Item 4.

Item 4.  Purpose of Transaction
This Amendment No. 5 amends and supplements Item 4 to the Schedule 13D by adding the following:

On October 9, 2020, Sphinx and the Issuer entered into a Share Purchase Agreement pursuant to which the Issuer agreed to repurchase 1,822,258 Shares from Sphinx in a private transaction at a price of $7.15 per Share, for an aggregate purchase price of $13,029,144.70 (the “Share Repurchase”). The description of the Share Purchase Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.
Item 5.  Interest in Securities of the Issuer
This Amendment No. 5 amends and restates Item 5 to the Schedule 13D as set forth below:
(a) Upon the consummation of the Share Repurchase, Sphinx owns, and Maryport and Economou may be deemed beneficial owners of, 857,142 Shares, or 3.7% of the outstanding Shares, based on 22,967,054 Shares outstanding as of October 9, 2020, after giving effect to the Share Repurchase as described in Item 4 (based on the Shares outstanding disclosed in the Issuer’s Form 6-K furnished to the SEC on August 4, 2020).
(b) Sphinx has the sole power to vote or direct the vote of 857,142 Shares, subject to the Pledge Agreement (as discussed in Item 6); has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 857,142 Shares, subject to the Pledge Agreement (as discussed in Item 6); and has shared power to dispose or direct the disposition of 0 Shares.

Maryport has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 857,142 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 857,142 Shares.
Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 857,142 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 857,142 Shares.
(c) The information regarding the Share Repurchase in Item 4 is incorporated by reference herein.
(d) Except as set forth above in this Item 5 and subject to the terms of the Pledge Agreement described in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) The Reporting Persons ceased to beneficially own more than five percent of the Shares on October 9, 2020, following the consummation of the Share Repurchase.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment No. 5 amends and supplements Item 6 to the Schedule 13D by adding the following:
The information regarding the Share Repurchase in Item 4 is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:       Joint Filing Agreement between the Reporting Persons
Exhibit B:       Share Purchase Agreement, dated as of October 9, 2020, by and between the Issuer and Sphinx

[SCHEDULE 13D/A SIGNATURE PAGE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Dr. Renato Cefai Name: Dr. Renato Cefai Title: Director of Mare Services Limited

MARYPORT NAVIGATION CORP.

By: /s/ Maro Phylactou Christodoulou Name: Maro (Maria) Phylactou Christodoulou Title: Sole Director

/s/ George Economou George Economou

Dated: October 13, 2020

Exhibit A
JOINT FILING AGREEMENT
The undersigned agree that this Schedule 13D/A dated October 13, 2020 relating to the common stock of Danaos Corp. shall be filed on behalf of the undersigned.
[Signature Page Follows]

[SCHEDULE 13D/A JOINT FILING AGREEMENT SIGNATURE PAGE]
SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Dr. Renato Cefai Name: Dr. Renato Cefai Title: Director of Mare Services Limited

MARYPORT NAVIGATION CORP.

By: /s/ Maro Phylactou Christodoulou Name: Maro (Maria) Phylactou Christodoulou Title: Sole Director

/s/ George Economou George Economou

Dated: October 13, 2020

Exhibit B
SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of October 9, 2020, is entered into by and between Danaos Corporation, a Marshall Islands corporation (the “Company”), and Sphinx Investment Corp., a Marshall Islands corporation (the “Seller”).
WHEREAS, the Company desires to repurchase from Seller, and Seller desires to sell to the Company, a number of shares of the Common Stock, par value $0.01 per share, of the Company (“Common Stock”).
NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Seller, intending to be legally bound, hereby agree as follows:
Section 1.                  Sale and Purchase of the Shares.
(a) Agreement to Sell and Purchase. Subject to the terms and conditions hereof, at the Closing (as defined below) Seller shall sell, transfer, assign, convey and deliver to the Company all of the Seller’s right, title and interest in and to, and the Company shall purchase from the Seller, 1,822,258  shares of Common Stock (the “Shares”) in exchange for the payment in full in cash of the aggregate purchase price of $13,029,144.70 by the Company (the “Purchase Price”), representing a purchase price per share of $7.15.
(b) Closing.  The closing of the repurchase of the Shares by the Company (the “Closing”) shall take place on the date hereof or, otherwise as soon as practicable thereafter on a date as shall be agreed by the Company and the Seller. At the Closing, (i) the Purchase Price shall be paid by the Company to the Seller by wire transfer of immediately available funds to the account designated in Schedule I hereto and (ii) the Shares shall be delivered to the Company free and clear of any and all liens, pledges, security interests and other encumbrances.
Section 2.                  Representations and Warranties.
(a)              The Company hereby represents and warrants to the Seller as follows as of the date hereof:

                    (i)          The Company is a corporation validly existing and in good standing under the laws of the Republic of the Marshall Islands.  The Company has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement.

                    (ii)          This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                    (iii)          The execution, delivery and performance by the Company of this Agreement will not result in (A) any violation of any provision of its articles of incorporation or bylaws, (B) any violation of any applicable law, statute, rule or regulation or order of any governmental authority, or (C) a breach or violation of, or default or event of default (howsoever defined) under, or acceleration of any obligations under, any material agreements to which the Company is a party or by which the Company may be bound, except as would not reasonably be expected have a material adverse effect on the consummation of the transactions contemplated hereby.

                    (iv)          No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any governmental authority is required in connection with the Company’s execution, delivery and performance of this Agreement or its consummation of the transactions contemplated hereby.

(b) The Seller hereby represents and warrants to the Company as follows as of the date hereof:

                    (i)          The Seller is a corporation validly existing and in good standing under the laws of the Republic of the Marshall Islands and has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement.

                    (ii)          This Agreement has been duly and validly authorized, executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

                    (iii)          The execution, delivery and performance by the Seller of this Agreement will not result in (A) any violation of any provision of its organizational documents, (B) any violation of any applicable law, statute, rule or regulation or order of any governmental authority, or (C) a breach or violation of, or default or event of default (howsoever defined) under, or acceleration of any obligations under, any material agreements to which the Seller is a party or by which the Seller may be bound, except as would not reasonably be expected have a material adverse effect on the consummation of the transactions contemplated hereby.

                    (iv)          No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any governmental authority is required in connection with the Seller’s execution, delivery and performance of this Agreement or its consummation of the transactions contemplated hereby.

                    (v)          The Seller is the lawful record and beneficial owner of the Shares and the Seller has good and marketable title to such securities, free and clear of any encumbrances, security interests, liens, pledges, charges, options, rights of first refusal, equitable interests and restrictions of any kind, other than restrictions on transfer arising under applicable securities laws, whatsoever and with no restrictions on the rights and other incidents of record and beneficial ownership pertaining thereto. The Seller has not sold, distributed, pledged or otherwise transferred all or any portion, or any interest in, the Shares, nor agreed to do so.

Section 3.                  Miscellaneous.
(a) Expenses.   The Seller and the Company shall each be responsible for their own respective costs and expenses incurred in connection with the transactions contemplated by this Agreement.
(b) Governing Law.  This Agreement shall be governed by and construed under the law of the State of New York without regard to its choice of law provisions.
(c) Counterparts.  This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

(d) Electronic Signatures.  The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement shall be deemed to include electronic signatures (including .pdf file, .jpeg file or any electronic signature complying with the Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be. The parties hereto consent to conduct the transactions contemplated hereunder by electronic means.
(e) Confidentiality. Neither party will, and will cause their affiliates and advisors not to, directly or indirectly, without the prior written consent of the other party, disclose or use any information relating to this Agreement and the transactions contemplated hereby, except as otherwise required by applicable law (including, for the avoidance of doubt, the U.S. Securities Exchange Act of 1934 and the rules of the New York Stock Exchange).
(f) Entire Agreement; Waiver, Amendment.  This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes any and all prior agreements, understandings or undertakings, written or oral.  Neither this Agreement nor any provision hereof shall be waived, amended, modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, amendment, modification, change, discharge or termination is sought.
(g) New York Courts. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement exclusively in the courts of the State of New York and the Federal courts of the United States of America located in New York County in the State of New York (the “Chosen Courts”), and solely in connection with claims arising under this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, and (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement.
[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.
DANAOS CORPORATION

By: /s/ Evangelos Chatzis Name: Evangelos Chatzis Title: Chief Financial Officer

SPHINX INVESTMENT CORP.

By: /s/ Dr. Michael Flores Martin Director, Mare Services Limited Name: MARE SERVICES LIMITED Title: Sole Director

[Signature Page to Stock Purchase Agreement]